Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

May 1, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 8 to Form S-1

Filed April 30, 2014

File No. 333-184910

Dear Mr. Kisner:

Per our conversation this morning, we are writing to confirm that the request for acceleration of the effective date of the above-referenced Form S-1 is hereby withdrawn, effective immediately, as further discussions are pending with the Staff regarding the S-1.

We look forward to discussing this matter with you at your earliest convenience.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates